June 13, 2005

VIA EDGARLINK AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Peggy A. Fisher, Assistant Director
Adélaja K. Heyliger
Tara Harkins
Jay Webb

Re:	Micrus Endovascular Corporation (fka Micrus Corporation)
Registration Statement on Form S-1
File No. 333-123154
Filed on March 4, 2005, as amended April 13, 2005, May 6, 2005,
May 17, 2005, May 23, 2005 and June 10, 2005

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above referenced Registration Statement, to become effective at 3:00 p.m. E.D.T., June 15, 2005, or as soon as reasonably practicable thereafter.

Sincerely,
/s/ Robert A. Stern
Robert A. Stern
Executive Vice President & Chief Financial Officer

cc:	Kelly N. Shiflett (The Nasdaq Stock Market)
Glen R. Van Ligten (Orrick, Herrington & Sutcliffe LLP)
Karen I. Calhoun (McDermott, Will & Emery)